UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

AVANIR PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

05348P401
(CUSIP Number)

April 4, 2008 **
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

________________________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	See explanatory note.

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Explanatory Note

This Schedule 13G is being filed with respect to holdings of Avanir Pharmaceuticals, Inc. common stock that were initially obtained by the Reporting Persons on April 4, 2008.  Since that time, the Reporting Persons have disposed of a portion of these holdings, as reported on Statements of Changes in Beneficial Ownership filed on Form 4 prior to the date of this Schedule 13G.  The information in this filing is reported as of the date set forth below on the signature page.

1.	NAMES OF REPORTING PERSONS Vivo Ventures Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 7,994,998
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 7,994,998
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,994,998
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.19%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 05348P401	13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Vivo Ventures VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 8,049,553
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 8,049,553
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,049,553
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.26%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 05348P401	13G	Page 4 of 10

Item 1(a).               Name of Issuer:

Avanir Pharmaceuticals, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices:

101 Enterprise, Suite 300,
Aliso Viejo, California 92656

Item 2(a).               Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company beneficially held by such persons:

(i)           Vivo Ventures Fund VI, L.P., a Delaware limited partnership (“Vivo Fund”), with respect to shares beneficially held by it; and

(ii)           Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo Ventures”), as general partner of Vivo Fund and Vivo Ventures VI Affiliates Fund L.P. (“Affiliates Fund”), with respect to shares beneficially held by Vivo Fund and Affiliates Fund.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

575 High Street, Suite 201
Palo Alto, CA 94301

Item 2(c).               Citizenship:

Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).               CUSIP Number:

05348P401

CUSIP No. 05348P401	13G	Page 5 of 10

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution_______________________________.

Item 4.                    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)           Amount beneficially owned:

Vivo Ventures is the general partner of both Vivo Fund and Affiliates Fund. Accordingly,  Vivo Ventures is deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Vivo Fund and Affiliates Fund.  As of the date of this filing, Vivo Fund and Affiliates Fund beneficially owned 7,994,998 and 54,555 shares of common stock of the Issuer, respectively.

These beneficial holdings exclude 3,037,854 and 22,255 shares of common stock, respectively, issuable upon the exercise of warrants held by Vivo Fund and Affiliates Fund.  The warrants contain a limitation on exercise that prevent the Reporting Persons from exercising any warrants in the next 60 days if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of common stock. The Reporting Persons disclaim beneficial ownership of such securities except to the extent of the Reporting Person's pecuniary interest in such securities.

CUSIP No. 05348P401	13G	Page 6 of 10

(b)           Percent of class:

Reporting Person	Percent
Vivo Ventures Fund VI, L.P.	10.19%
Vivo Ventures VI, LLC	10.26%

The foregoing percentages are calculated based on the 78,462,298 shares of Common Stock of the Issuer outstanding as of July 17, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:

(ii)           Shared power to vote or to direct the vote:

Reporting Person	Shares
Vivo Ventures Fund VI, L.P.	7,994,998
Vivo Ventures VI, LLC	8,049,553

(iii)           Sole power to dispose or to direct the disposition of:

(iv)           Shared power to dispose or to direct the disposition of:

Reporting Person	Shares
Vivo Ventures Fund VI, L.P.	7,994,998
Vivo Ventures VI, LLC	8,049,553

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

CUSIP No. 05348P401	13G	Page 7 of 10

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported hereby.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2009

VIVO VENTURES FUND VI, L.P.

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VI, LLC;
General Partner of Vivo Ventures Fund VI, LP

VIVO VENTURES VI, LLC

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 05348P401	13G	Page 9 of 10

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

CUSIP No. 05348P401	13G	Page 10 of 10

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.000l per share, of Avanir Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 14, 2009.

VIVO VENTURES FUND VI, L.P.

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VI, LLC;
General Partner of Vivo Ventures Fund VI, LP

VIVO VENTURES VI, LLC

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member